UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

Immune Network Ltd.
(Translation of registrant's name into English)

1768 West 3rd Avenue, Vancouver, BC, Canada V6J 1K4
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [X ] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

FOR IMMEDIATE RELEASE

Immune Network Ltd. Announces Post Reverse Stock Split Effective Trading Date, Alzheimer Phase II Data Analysis Progressing.

VANCOUVER, CANADA, July 26, 2002 - Immune Network Ltd. (OTCBB: IMMKF) announced today that the share consolidation (reverse split) on a ten old common shares for one new common share basis approved by shareholders at the June 27, 2002 Annual General Meeting, and filed with the Registrar of Companies of British Columbia on June 28, 2002, has been approved by the OTC Bulletin Board®. The company's common shares will commence trading on the OTC Bulletin Board on a post-consolidation basis on Monday, July 29, 2002 under the new symbol IMMFF. The new CUSIP number for the company's post-consolidated common shares is 452025-30-0.

Registered shareholders may exchange their share certificates for post consolidation share certificates through the company's transfer agent:

Computershare Trust Company of Canada
510 Burrard Street, 2nd Floor,
Vancouver, B.C., V6C 3B9.
Telephone (604) 661-0222 Fax: (604) 661-9480.

It is not absolutely necessary that registered shareholders exchange their existing share certificates for post-consolidation share certificates; the underlying shares represented by existing share certificates may still be sold and transferred as needed, except that each such existing share certificate will be deemed to represent the appropriate number of post-consolidated shares. No fractional shares will be issued as a result of the consolidation, and any such fractional shares are deemed to have been cancelled.

The method of delivery of share certificates of Immune Network to Computershare Trust Company of Canada will be at the option and risk of the shareholder, but if mail is available and used, registered mail is suggested. Delivery will be effected only when the share certificate are actually received by Computershare Trust Company of Canada.

If the registered shareholder wishes that the new share certificate(s) be registered in a name or names other than that shown on the face of the certificate surrendered, such certificate must be properly endorsed in the place provided on the back thereof or accompanied by a properly executed stock transfer power of attorney, and, in each case, the signature must be guaranteed by a Canadian Chartered Bank, or by a member of any recognized Stock Exchange or in some other manner satisfactory to Computershare Trust Company of Canada. Certificates need not be endorsed if the new certificates are requested in the same name as that shown on the face of the certificates surrendered.

Each registered shareholder of Immune Network is entitled, without charge, to have issued to him or her one new share certificate for each share certificate surrendered by him or her, whether or not the new certificate is to be issued in the same name as that shown on the certificate surrendered. However, a fee may be charged for each additional certificate required.

In addition, the company announced that the analysis of data in relation to the recently completed phase II clinical trial of oral dapsone in the treatment of mild to moderate Alzheimer disease is underway. Data from this trial have now been received by the Victoria, Canada data center from all 20 clinical trial centers, and verification procedures are expected to be completed during the month of August. Initial results are expected to be released during the third quarter of 2002.

In anticipation of the trial results, Immune Network Ltd. is currently in discussion with various pharmaceutical companies with respect to either collaborative agreements or full divestiture of the project in accordance with the company's strategy in relation to the eventual commercialization of dapsone as a treatment for Alzheimer disease.

Immune Network is evaluating dapsone, new formulations of dapsone, and a series of new compounds in its Alzheimer drug discovery program. Dapsone is a potent anti-inflammatory drug and anti-microbial drug. Dapsone may be able to interfere with certain aspects of inflammation of the brain that are linked to Alzheimer disease. Dapsone has an anti-inflammatory mechanism that appears to be quite different from that of the so-called "NSAIDs" and "COX-2 Inhibitors" that are also currently being tested for Alzheimer disease.

On behalf of the Board of Directors,

/s/ Allen Bain

Allen Bain, Ph.D., CEO

Legal Notice Regarding Forward-Looking Statements

Statements in this press release which are not purely historical are forward-looking statements, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this release include but are not limited to Immune Network's plans to enter into collaborative agreements with medium and large pharmaceutical companies for the eventual commercialization of dapsone as a treatment for Alzheimer disease, or to fully divest itself of the project. In addition there can be no assurance that dapsone, new formulations of dapsone, or any other new compounds in Immune Network's Alzheimer drug discovery program, will be approved for use as a treatment for Alzheimer disease or, assuming that they are approved, that they will be effective and/or competitive.

It is important to note that Immune Network's actual results and outcomes may differ materially from those contained in the forward-looking statements contained in this press release. Factors that could cause actual results to differ materially include, but are not limited to, risks and uncertainties such as: receipt of all necessary regulatory approvals; the continued financing of our operations; and the overall success of Immune Network in general.

Although we believe that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Readers should refer to the risk disclosures outlined in Immune Network's annual report on Form 20-F for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission.

Company Contact:

Investor Relations
Immune Network Ltd.
1768 West 3rd Avenue, Vancouver, BC, Canada V6J 1K4
Tel. (604) 733 - 6623
Toll Free 1-877-644-5541
Internet www.immunenetwork.com
Email info@immunenetwork.com

BC FORM 53-901F (Previously Form 27)

Securities Act

Material Change Report Under Section 85(1) of the Securities Act (BC)

Material Change Report Under Section 118(1) of the Securities Act (AB)

Material Change Report Under Section 74 of Securities Act (ON)

Item 1 Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Immune Network Ltd. (the "Company")
1768 West 3rd Avenue
Vancouver, BC V6J 1K4

Item 2 Date of Material Change

State the date of the material change:

July 26, 2002

Item 3 Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act.

July 26, 2002
Vancouver, BC

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The company announced that the share consolidation (reverse split) on a ten old common shares for one new common share basis approved by shareholders at the June 27, 2002 Annual General Meeting, and filed with the Registrar of Companies of British Columbia on June 28, 2002, has been approved by the OTC Bulletin Board®. The company's common shares will commence trading on the OTC Bulletin Board on a post-consolidation basis on Monday, July 29, 2002 under the new symbol IMMFF. The new CUSIP number of the company's post-consolidated common shares is 452025-30-0

Item 5 Full Description of Material Change

See attached Schedule "A".

Item 6 Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance:

N/A

Item 7 Omitted Information

N/A

Item 8 Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Allen Bain, Ph.D., Chief Executive Officer and President
(604) 733-6623

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, this 29th day of July, 2002.

/s/ Allen Bain
Allen Bain,
Chief Executive Officer

FOR IMMEDIATE RELEASE

Immune Network Ltd. Announces Post Reverse Stock Split Effective Trading Date, Alzheimer Phase II Data Analysis Progressing.

VANCOUVER, CANADA, July 26, 2002 - Immune Network Ltd. (OTCBB: IMMKF) announced today that the share consolidation (reverse split) on a ten old common shares for one new common share basis approved by shareholders at the June 27, 2002 Annual General Meeting, and filed with the Registrar of Companies of British Columbia on June 28, 2002, has been approved by the OTC Bulletin Board®. The company's common shares will commence trading on the OTC Bulletin Board on a post-consolidation basis on Monday, July 29, 2002 under the new symbol IMMFF. The new CUSIP number for the company's post-consolidated common shares is 452025-30-0.

Registered shareholders may exchange their share certificates for post consolidation share certificates through the company's transfer agent:

Computershare Trust Company of Canada
510 Burrard Street, 2nd Floor,
Vancouver, B.C., V6C 3B9.
Telephone (604) 661-0222 Fax: (604) 661-9480.

It is not absolutely necessary that registered shareholders exchange their existing share certificates for post-consolidation share certificates; the underlying shares represented by existing share certificates may still be sold and transferred as needed, except that each such existing share certificate will be deemed to represent the appropriate number of post-consolidated shares. No fractional shares will be issued as a result of the consolidation, and any such fractional shares are deemed to have been cancelled.

The method of delivery of share certificates of Immune Network to Computershare Trust Company of Canada will be at the option and risk of the shareholder, but if mail is available and used, registered mail is suggested. Delivery will be effected only when the share certificate are actually received by Computershare Trust Company of Canada.

If the registered shareholder wishes that the new share certificate(s) be registered in a name or names other than that shown on the face of the certificate surrendered, such certificate must be properly endorsed in the place provided on the back thereof or accompanied by a properly executed stock transfer power of attorney, and, in each case, the signature must be guaranteed by a Canadian Chartered Bank, or by a member of any recognized Stock Exchange or in some other manner satisfactory to Computershare Trust Company of Canada. Certificates need not be endorsed if the new certificates are requested in the same name as that shown on the face of the certificates surrendered.

Each registered shareholder of Immune Network is entitled, without charge, to have issued to him or her one new share certificate for each share certificate surrendered by him or her, whether or not the new certificate is to be issued in the same name as that shown on the certificate surrendered. However, a fee may be charged for each additional certificate required.

In addition, the company announced that the analysis of data in relation to the recently completed phase II clinical trial of oral dapsone in the treatment of mild to moderate Alzheimer disease is underway. Data from this trial have now been received by the Victoria, Canada data center from all 20 clinical trial centers, and verification procedures are expected to be completed during the month of August. Initial results are expected to be released during the third quarter of 2002.

In anticipation of the trial results, Immune Network Ltd. is currently in discussion with various pharmaceutical companies with respect to either collaborative agreements or full divestiture of the project in accordance with the company's strategy in relation to the eventual commercialization of dapsone as a treatment for Alzheimer disease.

Immune Network is evaluating dapsone, new formulations of dapsone, and a series of new compounds in its Alzheimer drug discovery program. Dapsone is a potent anti-inflammatory drug and anti-microbial drug. Dapsone may be able to interfere with certain aspects of inflammation of the brain that are linked to Alzheimer disease. Dapsone has an anti-inflammatory mechanism that appears to be quite different from that of the so-called "NSAIDs" and "COX-2 Inhibitors" that are also currently being tested for Alzheimer disease.

On behalf of the Board of Directors,

/s/ Allen Bain

Allen Bain, Ph.D., CEO

Legal Notice Regarding Forward-Looking Statements

Statements in this press release which are not purely historical are forward-looking statements, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this release include but are not limited to Immune Network's plans to enter into collaborative agreements with medium and large pharmaceutical companies for the eventual commercialization of dapsone as a treatment for Alzheimer disease, or to fully divest itself of the project. In addition there can be no assurance that dapsone, new formulations of dapsone, or any other new compounds in Immune Network's Alzheimer drug discovery program, will be approved for use as a treatment for Alzheimer disease or, assuming that they are approved, that they will be effective and/or competitive.

It is important to note that Immune Network's actual results and outcomes may differ materially from those contained in the forward-looking statements contained in this press release. Factors that could cause actual results to differ materially include, but are not limited to, risks and uncertainties such as: receipt of all necessary regulatory approvals; the continued financing of our operations; and the overall success of Immune Network in general.

Although we believe that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Readers should refer to the risk disclosures outlined in Immune Network's annual report on Form 20-F for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission.

Company Contact:

Investor Relations
Immune Network Ltd.
1768 West 3rd Avenue, Vancouver, BC, Canada V6J 1K4
Tel. (604) 733 - 6623
Toll Free 1-877-644-5541
Internet www.immunenetwork.com
Email info@immunenetwork.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNE NETWORK INC.

Date: July 29, 2002

/s/ Allen Bain

Allen Bain, Chief Executive Officer